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                            August 20, 2020

       Edward Sitar
       Chief Financial Officer
       9 Meters Biopharma, Inc.
       8480 Honeycutt Road, Suite 120
       Raleigh, North Carolina 27615

                                                        Re: 9 Meters Biopharma,
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2020
                                                            Filed August 13,
2020
                                                            File No. 001-37797

       Dear Mr. Sitar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended June 30, 2020

       Financial Statements
       Note 3- Merger and Acquisition, page 18

   1. We note your disclosure stating that, on May 6, 2020, you consummated a merger with
                                                        Naia Rare Diseases,
Inc. for consideration of $2.1 million in cash, 4,835,438 shares of common stock valued at
$2.2 million, and the pre-payment of certain operating costs on behalf of Naia totaling
$0.1 million. Please tell us how you considered furnishing
                                                        financial statements of
Naia Rare Diseases, Inc. and pro forma financial statements in accordance with the
guidance in Rule 8-04 of Regulation S-X and Article 11 of
                                                        Regulation S-X,
respectively.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward Sitar
9 Meters Biopharma, Inc.
August 20, 2020
Page 2

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
O'Brien, Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEdward Sitar                           Sincerely,
Comapany Name9 Meters Biopharma, Inc.
                                                         Division of
Corporation Finance
August 20, 2020 Page 2                                   Office of Life
Sciences
FirstName LastName